UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2011

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

POLICY FOR DISCLOSURE OF MATERIAL ACT AND FACT OF

BANCO SANTANDER (BRASIL) S.A.

SUMMARY

The Policy establishes the guidelines and procedure to be followed for the disclosure of a material act or fact by Company and on how such information is to be kept confidential by Related Parties, certain employees of the Santander Brasil Group who have access to the Material Information, and their respective direct dependents. The Policy was prepared as provided by CVM Ruling 358 (ICVM).

1. DEFINITIONS:

For the purposes of this Policy, the terms referred to below shall have the meaning given to them herein.

BM&FBOVESPA	BM&FBOVESPA S.A. – Stock Exchange, Commodities and Futures Market
Disclosure Committee

The executive body responsible for disclosing any material act or fact. It is made up of four (4) members, as follows: Investor Relations Officer, who shall preside the Committee; Vice President for Corporate Matters; Brand, Marketing, Communications and Interactivity Vice President and the Officer in charge of market relations

Executive Committee	A body made up by the Chief Executive Officer and Company’s Executive Vice Presidents
Company	Banco Santander (Brasil) S.A.
CVM	Brazilian Securities and Exchange Commission
Guidance	Projections containing information on Company’s future performance
ICVM 358	CVM Ruling No. 358, dated January 3, 2002
Material Information

Any decision made by the controlling shareholder, the general meeting or Company’s management bodies, or any other act or fact that occurred or is related to its business that could significantly influence: a) the price of the securities issued by Company or pegged thereto; b) investors’ decision to buy, sell or keep these securities; and c) investors’ decision to exercise any inherent rights as titleholders of securities issued by Company or pegged thereto.

NYSE	New York Stock Exchange.
Related Parties

Direct or indirect controlling shareholders, officers, members of the Board of Directors, and of the Fiscal Board, when operating, and any bodies with technical or advisory functions created under the bylaws.

Likewise the following are considered Related Parties: a) whoever has knowledge of any material information as a result of his or her position, function or post in Company, controlling companies, controlled or affiliated companies; b) whoever is cognizant with any information related to the material act or fact and knows that the information has still not been disclosed on the market, especially to those with a commercial, professional or trust relationship with Company, such as independent auditors, securities analysts, consultants and institutions that are part of the distribution system; c) managers who leave Company management before the transaction or fact commenced under his or her management is publicly disclosed, with this prohibition to be extended for a six-month period after he or she is no longer a manager.

Policy	Policy for Disclosure of Material Act or Fact of the Company
SEC	Securities and Exchange Commission.

2. OBLIGATIONS AND RESPONSIBILITIES CONNECTED WITH THE DISCLOSURE OF THE MATERIAL ACT OR FACT

2.1. The Investor Relations Officer and Related Parties shall be responsible for complying with the obligations and responsibilities resulting from the disclosure of the material act or fact.

2.2. It is incumbent on the Investor Relations Officer to:

2.2.1.disclose to and inform the markets and qualified bodies of any material act or fact that occurred or is related to Company’s business he (she) has become aware of in the exercise of his (her) duties or through any communication received from Related Parties to Company;

2.2.2. see to the wide and immediate dissemination of the material act or fact simultaneously in all markets in which Company securities are accepted for trading;

2.2.3. provide additional explanations on the disclosure of the material act or fact to the qualified bodies, when requested thereby; and

2 .2.4. question the persons who have had access to the material acts or facts in the event of any atypical fluctuation of the quotation, price or traded volume of the securities issued by Company or pegged thereto, with a view to determining whether these persons know of any information that should be disclosed to the market.

2.3. It is incumbent on Company’s Related Parties to:

2.3.1. report any material information they may have learnt prior to its public disclosure to the Investor Relations Officer or in his (her) absence to any Disclosure Committee member;

2.3.2. report to CVM, after hearing the Disclosure Committee, the material act or fact and/or the information referred to in item 2.3.1 they may personally learn of, if the Investor Relations Officer neglects to comply with his (her) duty to inform or disclose.

2.4. The Related Parties, certain employees of the Santander Brasil Group with access to Material Information, their respective direct dependents and the Investor Relations Officer himself/herself shall keep the information related to the material act or fact confidential until such time as it is disclosed to the market and not use said information in his (her) own benefit or in benefit of any other persons, and shall allow his (her) conduct to be guided by the principles of good faith, loyalty and truthfulness as well as by the following general principles, without prejudice to the specific rules established below:

a) to tend to their social responsibility, especially in regard to investors and to the community in which they operate;

b) to exert all reasonable efforts to promote market efficiency so that investors compete in construing the disclosed information and never in gaining access to privileged information;

c) to be constantly aware that transparent, precise and timely information is the key instrument investor stakeholders, particularly Company shareholders, have in order to be assured indispensable equal treatment;

d) to ensure that the disclosure of information on Company’s equity and financial position is correct, complete and ongoing.

2.5. It shall be incumbent on the Disclosure Committee to as regards this Policy:

a) manage the Policy by permanently evaluating its currentness and proposing pertinent changes;

b) discuss and recommend whether the material acts and facts and public releases should be disclosed or kept confidential, duly justifying their recommendation;

c) revise and approve the information to be disclosed to the market before it is published with at least two (2) members present, who shall be the Investor Relations Officer and the Vice President for Corporate Matters;

d) establish the necessary steps to disclose and disseminate the information, including to Company personnel;

e) investigate and decide on cases involving the violation of the nondisclosure obligation;

f) propose solutions for omissions and exceptions related to information disclosure.

3. DISCLOSURE OF THE MATERIAL ACT OR FACT

3.1. The material act or fact disclosure document shall be clear and precise and use wording that can be understood by stakeholders and shall comply with the specific provisions stipulated in applicable law.

3.2. The material act or fact disclosure document shall be prepared by Corporate Businesses & PCCAM and revised by the Disclosure Committee, which may request the participation of the executive officers involved in the transaction or business that gave rise to the material act or fact.

3.3. The Investor Relations Officer shall reveal the material act or fact to CVM on the latter’s website, and to SEC and NYSE via the 6-k form, and to BM&FBOVESPA, as well as to the other stock exchanges and organized over-the-counter market entities, as applicable.

3.4. Disclosure of the material act or fact shall occur, where possible, before the start or after the closing of the trading sessions of the markets in which the securities are accepted for trading, with the working hours of the Brazilian market to prevail in the event of incompatibility, although this disclosure may occur during the trading session, where circumstances require.

3.6. Material acts and facts may exceptionally not be disclosed if the controlling shareholders or managers deem that the disclosure thereof would put any of Company’s legitimate interests at risk.

3.7 . The Investor Relations Officer shall immediately disclose the material act or fact mentioned in item 3.6 if the material information is partially or totally made public or in the event of an atypical fluctuation in the quotation, price or traded volume of Company’s securities or any securities pegged thereto, or also in the event that CVM or SEC decide that the information should be disclosed.

3.8. The material act or fact communicated via any communications media or at meetings with class unions, investors, analysts or selected audience in Brazil or abroad shall be simultaneously disclosed to the market (s) in which the Company securities are accepted for trading.

3.9. Disclosure to the market of a material act or fact shall be made by publishing the information in newspapers of wide circulation customarily used by Company and publicly known to the shareholders.

3.9.1. The disclosure through newspaper publication mentioned in item 4.9 is mandatory and may be made in an abridged form, provided that the websites where the complete data are available for all investors are indicated, with said data to be at least identical to that sent to CVM or SEC and to the other markets in which the Company securities are accepted for trading.

3.10. Company may further disclose the material act or fact via the following media:

(a) worldwide web (Internet) at: http://www.santander.com.br/ri;

(b) e-mail;

(c) teleconferencing;

(d) at a meeting with class unions, investors, analysts or a selected audience;

(e) press releases; and

(f) any radiobroadcasting means used by the market.

3.11. Company shall disclose its Guidance by way of a material fact, comprising a period of at least twelve (12) months.

3.11.1. Guidance shall be disclosed broadly, equally and simultaneously to all market agents, as established in item 4 of this Policy.

3.11.2. Company shall maintain the same parameters used to disclose future prospects with a view to ensuring the consistency of the information.

3.11.3. Guidance shall state the premises that originated it, as required in applicable regulations, and include market, macroeconomic, regulatory and industry issues, always resorting to creditworthy data sources for its protection.

3.11.4. Company shall include in the material fact in which it discloses its Guidance a warning that Guidance contains declarations on prospects that are subject to risks and uncertainties, given that they were based on management’s beliefs and premises and on information available on the market at the time, as well as a further warning that future results may be substantially different to those expressed in Guidance.

3.11.5. Company shall submit a comparison between realized and projected results together with the quarterly financial statements, stating the reason for the difference, if any.

3.11.6. If there is any change in the frequency of the disclosure or projected Guidance period, Company shall duly justify such change and inform the market.

3.11.7. In the event of extraordinary facts or events that cause a direct impact on Company’s results or activities, the corrections in Guidance premises shall be published by way of a material fact, with an explanation on the chief reasons for the alteration in Guidance, as required in applicable regulations.

3.11.8. Company shall submit the corrections in Guidance at any time it identifies a significant difference between the information on future performance presented and the Company’s current reality, thereby placing the expectations of all information users on a par level.

4. MECHANISMS FOR MONITORING NONDISCLOSURE OF INFORMATION RELATED TO A MATERIAL ACT OR FACT

4.1. The mechanisms for monitoring the nondisclosure of Material Information aim to lend efficiency to the preservation of the confidentiality of such information until such time as it is disclosed to the market and qualified bodies.

4.2. Company’s Related Parties and employees who have privileged access to Material Information because of the positions they hold shall ensure the confidentiality of such information until such time as it is disclosed to the market and make sure that their subordinates and third parties in their trust do the same, having joint liability with these parties in the event of noncompliance.

4.2.1. For the purposes of this Policy, the third parties referred to in item 4.2 include any person who may have knowledge of the Material Information, such as consultants, independent auditors and advisors.

4.2.2. The person subject to a nondisclosure obligation who leaves Company or withdraws from the transaction or project to which the Material Information refers shall continue subject to the nondisclosure obligation until such time as the information is revealed to the market and qualified bodies.

4.3. Company’s Related Parties who are managers or employees shall adhere to the Policy by signing the proper document found in Exhibits I and II, upon joining, or being hired, promoted or transferred by Company, in which they represent that they are aware of the Policy terms and undertake to fully comply therewith. Besides the Related Parties, all Company employees who in any way and at any time take part in any transaction or business that may give rise to a material act or fact shall expressly adhere to the Policy.

5. PENALTIES FOR NONCOMPLIANCE WITH THE POLICY

5 .1. Noncompliance with this Policy shall subject the violating party to disciplinary sanctions, as set out in Company’s internal regulations and in this item, without prejudice to other civil, criminal and financial sanctions established in applicable regulations.

5.2. It shall behoove the Disclosure Committee to investigate cases involving Policy violations, subject to the following:

a) in relation to the Related Parties who occupy statutory management positions, the sanctions decided by Company’s Executive Committee shall be applied, after being analyzed and forwarded by the Disclosure Committee;

b) violations committed by third parties shall be deemed a contractual default and Company may, without any burden, terminate the respective agreement and demand payment of the fine established therein, independently of claiming damages.

5.3. Any person who adheres to the Policy and learns that it has been violated shall immediately report this fact to the Disclosure Committee.

6. SUNDRY PROVISIONS

6.1. The provisions in this Policy constitute a supplementary internal regulation to the applicable Stock Market Personal Investment Procedure and Conduct Code of the Santander Brasil Group and shall be fully complied with.

* * * *

Policy on the Disclosure of a Material Act or Fact approved by the Board of Directors Meeting held on November 23, 2011.

EXHIBIT I

MANAGER INSTRUMENT OF ADHESION

[name and identification], holder of Identity Card R.G. No. [•], enrolled with the National Taxpayers’ Register of the Finance Ministry (CPF/MF) under No. [•], who signs below as a [•] at Banco Santander (Brasil) S.A., hereby adheres to the POLICY FOR DISCLOSURE OF MATERIAL ACT OR FACT OF BANCO SANTANDER (BRASIL) S.A., a copy of which he(she) is hereby receiving. He (she) hereby declares that he (she) is aware of all of its terms and undertakes to fully comply therewith. He (she) further declares that he (she) is aware that the possible sanctions resulting from any breach of said Policy shall be decided by Company’s Board of Directors after being investigated and forwarded by the Disclosure Committee.

São Paulo (SP), [•][•], [•].

_______________________

(signed)

EXHIBIT II

EMPLOYEE INSTRUMENT OF ADHESION

[name and identification], holder of Identity Card R.G. No. [•], enrolled with the National Taxpayers’ Register of the Finance Ministry (CPF/MF) under No. [•], who signs below as an employee of Banco Santander (Brasil) S.A. hereby adheres to the POLICY FOR DISCLOSURE OF MATERIAL ACT OR FACT OF BANCO SANTANDER (BRASIL) S.A., a copy of which he(she) is hereby receiving. He(she) hereby declares that he(she) is aware of all of its terms and undertakes to fully comply therewith.

São Paulo (SP), [•] [•], [•].

_______________________

(signed)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: November 25, 2011

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Executive Officer

By:	/S/ Carlos Alberto Lopes Galan
Carlos Alberto Lopes Galan Vice - President Executive Officer